Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-261709

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

The following communication is being filed in connection with the proposed acquisition of The Tomorrow Companies Inc. (“Tomorrow.io”) by Pine Technology Merger Corp. (“Pine Technology”)

Excerpt from Episode 197 of the Absolute Return Podcast with Shimon Elkabetz, Co-Founder and CEO of Tomorrow.io

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Julian Klymochko: So, I’m excited to chat about Tomorrow.io with the co-founder and CEO. Shimon welcome to the show. Really excited to have you on today.

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Julian Klymochko: … And you guys got big plans. I mean, launching satellites that cannot be cheap. You guys did announce in December going public, raising some capital there. So, I was wondering if you get into the details of that transaction and why you chose to merge with SPAC Pine Technology Acquisition.

Shimon Elkabetz: Yeah. So generally, why SPAC? I actually wrote a blog about it. So, you know, we’re not trying to follow trends. If we were to follow trends, we wouldn’t do it. We actually went through the buy process in probably one of the most difficult times to do so.

Julian Klymochko: Right.

Shimon Elkabetz: We are doing it because of the following reasons. This company is doing something so historic, it’s a high growth SaaS business with deep technology, but one that tackles every element of ESG and that is going to create a huge impact in the world. And we need the brand recognition. We need to be public, and I believe that such company needs to allow everyone to support it. It’s not just a matter of one VC or two VC, its one area, but, you know, thinking a little bit more selfishly I, and my co-founders and the investors. We understand from the beginning that we want to build the largest and most disruptive weather technology company in the world.

We want to build a sustainable business. We know that eventually we’ll go public. Of course, you can stay private and raise money in inflated valuations that are disconnected from planet earth, but what’s the end game? Just look at what happened in the market in the last few weeks to all the SaaS companies. valuation drop significantly. So, I can keep telling myself that I’m a multi unicorn or whatnot, but what’s the point? I mean, I want to build a sustainable business and we found a great opportunity in doing it now with the right partners, which is buying technology. First of all, they sponsor are from AmTrust Financials. Great group of people. We have of great understanding, and they believe in vision of the company, and they knew the company. They’re a customer of the company. And I believe that they can add a lot of value to our board.

There SPAC size is sizeable. So even in a scenario of high redemption, which is likely in this market. We’ll have enough money to execute on the plan and get the company to profitability. And lastly, I would say we are long term oriented. So, we don’t think about the next quarter or the next two quarters. We understand exactly the value that we create. We know that this transaction will fund us all the way to finishing our mission and going beyond it and turning the business into a big, sustainable business. So, from our perspective, it gives us the ability to mature the company, take it to the next step, show more credibility in the market, increase brand awareness with great partners. And that’s why we decided to do it

Julian Klymochko: Now. Some details behind the growing public transaction. So, $75 million pipe financing. Had some high-profile investors behind that at $10 per share, $729 million enterprise value and an estimated perform equity value of 1.2 billion. So, what has been the feedback from investors thus far about you guys going public?

Shimon Elkabetz: I mean, pretty positive. And I think just like your reaction, people are enthusiastic about the mission of the company. They see the great customers that we have. I don’t know if it’s true, but there’s a scenario where we are the first company to go public in the U.S. that is solely focused on weather and climate. That’s our key mission. In a time of climate change, it’s much needed. The desire to see ESG implemented across every public company is also a driver because what we’re doing is helping companies apply and implement ESG strategies. So overall the reaction is good. Obviously, people ask why SPAC? Look at what’s happening in the market. And obviously those who asked, got the same answer that I just gave you a couple of minutes ago. But overall, you know, people are cheering for the company. Because again, if we’re successful, it’s good for everyone.

Julian Klymochko: That’s great. And you mentioned the mission in talking about mitigating climate change, addressing ESG. Do you see that as a major focus of the company? Is that, you know, what you guys are all about is helping other are companies mitigate the changing climate and increasing their ESG credentials?

Shimon Elkabetz: I think it’s everything. It’s not just, you know, anecdotal point it’s everything. Because climate tech is about two things, right? It’s about climate mitigation, net zero and climate adaptation. The reality is here. How do we deal with it? How do we adapt to the new reality? There is no other company that I can think of that is so strong on the adaptation piece. Our solution is helping every company implement the strategy to minimize the damage and the volatility of climate and weather. Now, we believe that climate security will become the new cyber security, just like every boardroom, thinking about IT risk and exposure. Boardrooms will start thinking about their climate exposure. Now this closing the risk, like what the SEC is about to mandate is not enough. Imagine that I would say, hey, I have a risk in disturber, but I wouldn’t do anything about it.

As a CEO, I would have been held accountable. Similarly, if someone is seeing a risk, we can help manage it. You cannot sell your entire portfolio of real estate in Manhattan this afternoon. You cannot also build the wall around Boston this afternoon, but guess what? You can put a software in place, and that’s what we’re doing. And, you know, there’s a lot of greenwash around ESG.

Julian Klymochko: Yeah.

Shimon Elkabetz: You know, when you look at ESG indexes, you find big tech companies unrelated to ESG.

Julian Klymochko: Yeah.

Shimon Elkabetz: I think that fund that really look for companies that not only rank internally on ESG, but actually focus on environmental impact, on so social impact, on helping boards put governance systems in place to manage the risk. We can be the poster board because we’re a for profit, high growth SaaS business with crazy deep technology with patents and also doing good with our impact on every element of ESG. So definitely we look for investors that believe in that. We look for customers that believe in that. We look for employees that believe in that. And I think that’s why we exist, honestly.

Julian Klymochko: It’s interesting the notion of climate security, and I’m sure that will only become more prevalent in the future. And then ESG, it’s obviously a huge theme for investors and increasingly so more and more focused on the ES, the environmental aspect. So, you guys seem like you could become one of the key players there, because as you indicated, you look at these ESG indices and there really isn’t a lot of expertise. Quite a few of them are just not oil and not tobacco and that makes you ESG. But I digress if investors are interested in looking more into the company as a potential position, the stock, the SPAC is currently trading under the ticker symbol PTOC. The business combination is expected to close the first half of 2022 in which you’ll change the ticker symbol to TMW so that’s Tomorrow.io. Shimon thanks so much for coming on the show, talking about the business, how you came up with it. And it’s a super cool business model. I like seeing that innovation and I can tell you’re very passionate about addressing these climate risks and making things better for those trying to deal with climate change. So, thank you very much and we wish you the best of luck.

Shimon Elkabetz: Thank you so much. It’s been great to be here.

Julian Klymochko: All right. Take care. Bye everybody.

Forward-Looking Statements

This transcript includes, and oral statements made from time to time by representatives of Pine Technology and Tomorrow.io may contain, statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Tomorrow.io’s ability to launch a satellite, the benefits of its technology, and the closing of the business combination. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the registration statement on Form S-4, including Pine Technology’s prospectus and proxy statement (the “Proxy Statement/Prospectus”), filed by Pine Technology with the Securities and Exchange Commission (the “SEC”) under the heading “Risk Factors” and other documents of Pine Technology filed, or to be filed, with the SEC. There may be additional risks that Pine Technology and Tomorrow.io presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pine Technology’s and Tomorrow.io’s expectations, plans or forecasts of future events and views as of the date of this press release. Pine Technology and Tomorrow.io anticipate that subsequent events and developments will cause their assessments to change. However, while Pine Technology and Tomorrow.io may elect to update these forward-looking statements at some point in the future, Pine Technology and Tomorrow.io specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pine Technology’s and Tomorrow.io’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

This transcript is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Pine Technology and Tomorrow.io, Pine Technology has filed the preliminary Proxy Statement/Prospectus. Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Pine Technology or Tomorrow.io using the contact information below.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Pine Technology’s directors and executive officers can also be found in the Pine Technology Final Prospectus. These documents are available free of charge as described above.